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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(d)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  STATEMENT ON
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            MELAMINE CHEMICALS, INC.

                           (Name of Subject Company)

                                  BORDEN, INC.
                             BORDEN CHEMICAL, INC.
                                MC MERGER CORP.
                                    (Bidder)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     585332
                     (CUSIP Number of Class of Securities)

                            LAWRENCE M. DIEKER, ESQ.
                             BORDEN CHEMICAL, INC.
                             180 EAST BROAD STREET
                               COLUMBUS, OH 43215
                           TELEPHONE: (614) 225-4313

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                             DAVID J. SORKIN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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    This amendment amends and supplements the Tender Offer Statement on Schedule
14D-1 and Statement on Schedule 13D filed on October 15, 1997 and amended on October 31, 1997 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer by MC Merger Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Borden Chemical, Inc., a Delaware corporation (the "Parent"), which is itself a subsidiary of Borden, Inc., a New Jersey corporation ("Borden"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Melamine Chemicals, Inc., a Delaware corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 5, 1990, as amended (the "Rights Agreement"), between the Company and Wachovia Bank and Trust Company (now Wachovia Bank, N.A.), as rights agent, at a purchase price of $20.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    Item 3(b) of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

    On November 12, 1997, the Parent, the Purchaser and the Company entered into an amendment (the "Merger Agreement Amendment") dated as of November 10, 1997 to the Agreement and Plan of Merger dated as of October 9, 1997 by and among Borden Chemical, Inc., MC Merger Corp. and Melamine Chemicals, Inc. The full text of the Merger Agreement Amendment is set forth in Exhibit 11(c)(3) and is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Item 5(a) of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

    The information provided in this Amendment No. 2 under Item 3 is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    Item 7 of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

    The information provided in this Amendment No. 2 under Item 3 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (c) (3) Amendment dated as of November 10, 1997 to Agreement and Plan of Merger dated as of October 9, 1997 by and among Borden Chemical, Inc., MC Merger Corp. and Melamine Chemicals, Inc.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             BORDEN, INC.

                                             By:        /s/ ELLEN GERMAN BERNDT
                                                        ------------------------------------------
                                                        Name: Ellen German Berndt
                                                        Title: Secretary

                                             BORDEN CHEMICAL, INC.

                                             By:        /s/ JOSEPH M. SAGGESE
                                                        ------------------------------------------
                                                        Name: Joseph M. Saggese
                                                        Title: Chairman of the Board, President and
                                                               Chief Executive Officer

                                             MC MERGER CORP.

                                             By:        /s/ JAMES O. STEVNING
                                                        ------------------------------------------
                                                        Name: James O. Stevning
                                                        Title: President

Date: November 12, 1997

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